EXHIBIT 12
CENTRAL GARDEN & PET COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Fiscal Year Ended
	September 30, 2017	September 24, 2016	September 26, 2015	September 27, 2014	September 28, 2013
Income (loss) before income taxes, and income (loss) of equity method investees	$129,977	$70,375	$51,675	$14,019	$(3,185)
Fixed charges (1)	29,647	43,807	40,847	43,608	44,038
Earnings	159,624	114,182	92,522	57,627	40,853
Fixed charges (1)	$29,647	$43,807	$40,847	$43,608	$44,038
Earnings to fixed charges excess (deficiency)	$129,977	$70,375	$51,675	$14,019	$(3,185)
Ratio of earnings to fixed charges (2)	5.4	2.6	2.3	1.3	N/M

(1)
Fixed charges consist of interest expense, the portion of rental expense under operating leases deemed by management to be representative of the interest factor and amortization of deferred financing costs.

(2)	For the fiscal year ended September 28, 2013, earnings were insufficient to cover fixed charges by approximately $3.2 million, and the ratio is not meaningful.